Dreyfus Strategic Municipals, Inc.   June 30, 2005 (Unaudited)

Long-Term Municipal Investments--148.4%

	Principal Amount ($)	Value ($)
Alabama--6.3%		
Houston County Health Care Authority		
6.25%, 10/1/2030 (Insured; AMBAC)	8,000,000	8,956,080
Jefferson County, Limited Obligation School Warrant:		
5.25% 1/1/2018	21,000,000	22,907,850
5.50%, 1/1/2022	4,000,000	4,404,640
Alaska--.7%		
Alaska Housing Finance Corp.		
6%, 6/1/2049 (Insured; MBIA)	4,000,000	4,191,560
Arkansas--2.0%		
Arkansas Development Finance Authority, SFMR		
(Mortgage Backed Securities Program)		
6.45%, 7/1/2031 (Guaranteed; GNMA, FNMA)	1,540,000	1,631,645
6.25%, 1/1/2032 (Guaranteed; GNMA)	3,550,000	3,630,407
Little Rock School District		
5.25%, 2/1/2030 (Insured; FSA)	6,000,000	6,417,540
Arizona--3.5%		
Coconino County Pollution Control Corp., PCR		
(Nevada Power Co. Project) 6.375%, 10/1/2036	3,500,000	3,601,465
Maricopa Pollution Control Corp., PCR		
(Public Service Co.) 5.75%, 11/1/2022	6,000,000	6,137,700
Scottsdale Industrial Development Authority, HR		
(Scottsdale Healthcare) 5.80%, 12/1/2031	6,000,000	6,503,100
Tucson, Water System Revenue		
5%, 7/1/2021 (Insured; FGIC)	3,500,000	3,753,890
California--11.0%		
California Infrastructure and Economic Development Bank,		
Revenue (Bay Area Toll Bridges)		
5.25%, 7/1/2017 (Insured; FSA)	12,360,000	13,821,817
State of California:		
5.50%, 4/1/2028	4,000,000	4,480,240
5.25%, 4/1/2034	5,000,000	5,397,250
California Department of Water Resources, Power Supply		
Revenue 5.125%, 5/1/2018 (Insured; FGIC)	6,000,000	6,534,000
California Pollution Control Financing Authority, SWDR		
(Keller Canyon Landfill Co. Project) 6.875%, 11/1/2027	2,000,000	2,031,400
California Statewide Communities Development Authority,		
Revenue (Bentley School) 6.75%, 7/1/2032	2,000,000	2,178,180
Golden State Tobacco Securitization Corp., Tobacco		
Settlement Revenue:		
7.80%, 6/1/2042	8,100,000	9,723,240
7.90%, 6/1/2042 (LOC; Bank of New York)	2,000,000	2,413,880
Los Angeles Unified School District		
5.25%, 7/1/2020 (Insured; FSA)	7,200,000	8,024,976
Oakland 5%, 1/15/2026 (Insured; MBIA)	2,760,000	2,931,644
State Public Works Board of California, Lease Revenue,		
Department of General Services (Butterfield		
State Office Complex) 5.25%, 6/1/2030	5,000,000	5,417,950
Colorado--5.3%		
Beacon Point Metropolitan District	2,000,000	2,001,380
6.25%, 12/1/2035		
Colorado Housing and Finance Authority		
(Single Family Program)		
6.60%, 8/1/2032 (Insured; FHA)	3,000,000	3,148,890
Denver City and County, Special Facilities Airport		
Revenue (United Airlines Project)		
6.875%, 10/1/2032	7,135,000 a	6,452,751
Northwest Parkway Public Highway Authority,		
Revenue 7.125%, 6/15/2041	10,750,000	11,701,805
Silver Dollar Metropolitan District 7.05%, 12/1/2036	4,935,000	5,221,526
Southlands Metropolitan District Number 1		
7.125%, 12/1/2034	2,000,000	2,207,840

Florida--3.8%			
Deltona, Utilities System Revenue			
5.125% 10/1/2027 (Insured; MBIA)	6,000,000		6,467,940
Florida Housing Finance Corp., Housing Revenue			
(Nelson Park Apartments)			
6.40%, 3/1/2040 (Insured; FSA)	12,380,000		13,193,242
Orange County Health Facility Authority, HR			
(Regional Healthcare Systems) 6%, 10/1/2026	2,000,000		2,137,340
Georgia-2.2%			
Augusta, Water and Sewer Revenue			
5.25%, 10/1/2039 (Insured; FSA)	3,000,000		3,270,480
Brooks County Development Authority, Sewer Revenue,			
Health and Housing Facilities			
5.70%, 1/20/2039 (Insured; GNMA)	4,445,000		4,970,532
Milledgeville-Baldwin County Development Authority, Revenue			
(Georgia College and State Foundation):			
6%, 9/1/2013	2,090,000		2,329,848
6%, 9/1/2033	2,000,000		2,189,140
Hawaii--.5%			
Hawaii Department of Transportation, Special Facility Revenue			
(Caterair International Corp. Project) 10.125%, 12/1/2010	3,000,000		3,008,070
Idaho--.6%			
Power County Industrial Development Corp, SWDR			
(FMC Corp. Project) 6.45%, 8/1/2032	3,250,000		3,396,900
Illinois--12.3%			
Chicago:			
6.125%, 1/1/2028 (Insured; FGIC)	1,250,000		1,411,738
6.125%, 1/1/2028 (Insured; FGIC) (Prerefunded 7/1/2010	14,565,000	b	16,742,759
SFMR 6.55%, 4/1/2033			
(Guaranteed; FHLMC, FNMA,GNMA)	5,105,000		5,377,709
(Wastewater Transmission Revenue)			
6%, 1/1/2030 (Insured; MBIA) (Prerefunded 1/1/2010	3,000,000	b	3,399,270
Chicago-O'Hare International Airport, Special Facility Revenue			
(American Airlines Inc. Project) 8.20%, 12/1/2024	7,000,000		6,661,340
Illinois Educational Facilities Authority, Revenue			
(Northwestern University) 5%, 12/1/2038	5,000,000		5,257,500
(University of Chicago):			
5.125%, 7/1/2038 (Insured; MBIA)	6,995,000		7,375,248
5.125%, 7/1/2038 (Insured; MBIA)			
(Prerefunded 7/1/2008)	5,000	b	5,370
Illinois Health Facilities Authority, Revenue			
(Advocate Network Health Care) 6.125%, 11/15/2022	4,020,000		4,473,416
(OSF Healthcare System) 6.25%, 11/15/2029	7,730,000		8,346,004
(Swedish American Hospital) 6.875%, 11/15/2030	4,980,000		5,862,207
Metropolitan Pier and Exposition Authority,			
Dedicated State Tax Revenue (McCormick			
Place Expansion) 5.25%, 6/15/2042 (Insured; MBIA)	5,325,000		5,737,528
Indiana--2.7%			
Franklin Township Independent School Building Corp.,			
First Mortgage 6.125%, 1/15/2022 (Prerefunded 7/15/2010	6,500,000	b	7,540,000
Indiana Housing Finance Authority, SFMR 5.95%, 1/1/2029	1,215,000		1,250,733
Petersburg, PCR (Indiana Power and Light)			
6.375%, 11/1/2029	4,150,000		4,449,298
Sullivan, Industrial Pollution Control Revenue			
(Hoosier Energy-Merom Project)			
7.10%, 4/1/2019	2,500,000		2,501,900
Kansas--4.8%			
Kansas Development Finance Authority, Revenue:			
(Board of Regents-Scientific Resource)			
5%, 10/1/2021 (Insured; AMBAC)	5,290,000		5,722,669
Health Facility (Sisters of Charity) 6.25%, 12/1/2028	3,000,000		3,363,990
Sedgwick and Shawnee Counties, SFMR			
(Mortgage Backed Securities Project)			
6.30%, 12/1/2032 (Guaranteed; GNMA, FNMA)	7,175,000		7,578,594
Wichita, HR (Christian Health System Inc.)			
6.25%, 11/15/2024	10,000,000		10,972,100
Louisiana--.2%			
Parish of Saint James, SWDR (Freeport-McMoRan Partnership			
Project) 7.70%, 10/1/2022	1,390,000		1,392,627
Maine--.5%			
Maine Housing Authority, Mortgage 5.30%, 11/15/2023	2,825,000		2,970,629
Maryland--1.4%			
Maryland Economic Development Corp., Student			
Housing Revenue (University of Maryland):			
6.50%, 6/1/2027	3,000,000		3,325,290
5.75%, 10/1/2033	4,500,000		4,788,135
Massachusetts--2.5%			
Massachusetts Industrial Finance Agency, Revenue			
(Ogden Haverhill Project) 5.60%, 12/1/2019	6,000,000		6,177,120
Massachusetts Health and Educational Facilities Authority,			
Revenue:			
Civic Investments 9%, 12/15/2015	2,000,000		2,315,280
(Partners Healthcare System) 5.75%, 7/1/2032	5,000,000		5,583,050
Michigan--5.0%			
Kent Hospital Finance Authority, Revenue			
(Metropolitan Hospital Project) 6.25%, 7/1/2040	3,000,000		3,357,810
Michigan Hospital Finance Authority, HR:			
(Ascension Health Credit)			
6.125%, 11/15/2026 (Prerefunded 11/15/2009	5,000,000	b	5,668,850
(Genesys Health System Obligated Group)			
8.125%, 10/1/2021 (Prerefunded 10/1/2005)	5,000,000	b	5,168,100
Michigan Strategic Fund:			
RRR (Detroit Edison Co.)			
5.25%, 12/15/2032	3,000,000		3,203,820
SWDR (Genesee Power Station Project)			
7.50%, 1/1/2021	11,940,000		11,330,821

Minnesota--2.7%

Duluth Economic Development Authority, Health		
Care Facilities Revenue (Saint Luke's		
Hospital) 7.25%, 6/15/2032	5,000,000	5,268,000
Saint Paul Port Authority, Hotel Facility Revenue		
(Radisson Kellogg Project) 7.375%, 8/1/2029	3,000,000	3,165,360
United Hospital District of Todd, Morrison, Cass		
and Wadena Counties, General Obligation		
Health Care Facilities Revenue (Lakewood		
Health System) 5.125%, 12/1/2024	1,500,000	1,574,220
Winona, Health Care Facilities Revenue		
(Winona Health) 6%, 7/1/2026	5,000,000	5,423,450

Mississippi--3.3%

Claiborne County, PCR		
(System Energy Resources, Inc.) 6.20%, 2/1/2026	4,545,000	4,546,818
Mississippi Business Finance Corp., PCR (System Energy		
Resources Inc. Project) 5.875%, 4/1/2022	14,310,000	14,557,420

Missouri--2.5%

Missouri Development Finance Board, Infrastructure		
Facilities Revenue (Branson):		
5.375%, 12/1/2027	2,000,000	2,115,100
5.50%, 12/1/2032	4,500,000	4,776,660
Missouri Health and Educational Facilities Authority,		
Health Facilities Revenue (Saint Anthony's		
Medical Center) 6.25%, 12/1/2030	6,750,000	7,326,585

Montana--.3%

Montana Board of Housing, SFMR		
6.45%, 6/1/2025	1,845,000	1,866,937

Nevada--2.9%

Clark County, IDR		
(Nevada Power Co. Project) 5.60%, 10/1/2030	3,000,000	2,999,910
Washoe County (Reno-Sparks Convention Center)		
6.40%, 7/1/2029 (Insured; FSA) (Prerefunded 1/1/2010	12,000,000 b	13,703,760

New Hampshire--2.6%

New Hampshire Business Finance Authority, PCR		
(Public Service Co. of New Hampshire)		
6%, 5/1/2021 (Insured; AMBAC)	7,000,000	7,609,980
New Hampshire Health and Educational Facilities Authority,		
Revenue (Exeter Project):		
6%, 10/1/2024	1,000,000	1,106,010
5.75%, 10/1/2031	1,000,000	1,077,510
New Hampshire Industrial Development Authority, PCR		
(Connecticut Light and Power) 5.90%, 11/1/2016	5,000,000	5,118,650

New Jersey--4.9%

New Jersey Economic Development Authority,		
Cigarette Tax Revenue 5.75%, 6/15/2034	2,500,000	2,692,925
New Jersey Health Facilities Financing Authority, Revenue		
(Christian Health Care Center) 8.75%, 7/1/2018		
(Prerefunded 7/1/2006)	13,265,000 b	14,159,592
New Jersey Turnpike Authority, Turnpike Revenue		
5%, 1/1/2035 (Insured; AMBAC)	4,500,000	4,738,680
Tobacco Settlement Financing Corp.		
7%, 6/1/2041	5,640,000	6,449,171

New Mexico--2.2%

Farmington, PCR:		
(El Paso Electric Co. Project)		
6.375%, 6/1/2032	5,370,000	5,384,821
(Tucson Electric Power Co., San Juan)		
6.95%, 10/1/2020	4,000,000	4,202,120
New Mexico Mortgage Finance Authority, SFMR		
7%, 9/1/2031 (Guaranteed; GNMA, FNMA, FHLMC)	2,920,000	2,986,284

New York--7.9%

Long Island Power Authority, New York Electric System Revenue		
7.468% 12/1/2016	10,000,000 c,d	11,347,900
Tobacco Settlement Financing Corp.:		
5.50%, 6/1/2020	16,000,000	17,804,160
5.25%, 6/1/2021 (Insured; AMBAC)	5,000,000	5,482,700
Triborough Bridge and Tunnel Authority, Revenue		
5.25%, 11/15/2030	5,220,000	5,647,414
Westchester Tobacco Asset Securitization Corp.		
5.125%, 6/1/2038	5,000,000	5,018,300

North Dakota--.2%

North Dakota Housing Finance Agency, Home Mortgage Revenue		
(Housing Finance Program) 6.15%, 7/1/2031	1,405,000	1,413,936

Ohio--8.6%

Canal Winchester Local School District:		
Zero Coupon, 12/1/2029 (Insured; MBIA)	3,955,000	1,258,679
Zero Coupon, 12/1/2031 (Insured; MBIA)	3,955,000	1,138,051
Cincinnati , Water System Revenue:		
5%, 12/1/2018	2,500,000	2,707,900
5%, 12/1/2021	3,800,000	4,060,338
5%, 12/1/2023	3,000,000	3,205,530
Cleveland State University		
5%, 6/1/2034 (Insured; FGIC)	5,000,000	5,319,700
Cuyahoga County, Revenue 6%, 1/1/2032	750,000	839,063
Mahoning County, Hospital Facilities Revenue		
(Forum Health Obligation Group) 6%, 11/15/2032	7,000,000	7,686,630
Ohio Air Quality Development Authority, PCR		
(Cleveland Electric Illuminating		
6.10%, 8/1/2020 (Insured; ACA)	3,000,000	3,151,440
Ohio Water Development Authority, Pollution Control		
Facilities Revenue (Cleveland Electric		
Illuminating) 6.10%, 8/1/2020 (Insured; ACA	4,350,000	4,569,588
Toledo Lucas County Port Authority, Airport Revenue		
(Baxter Global Project)		
6.25%, 11/1/2013	4,300,000	4,414,337
Trotwood-Madison City School District,		
School Improvement 5%, 12/1/2030 (Insured; FGIC)	10,495,000	11,104,025

Oklahoma--2.9%

Oklahoma Housing Finance Agency, SFMR		
(Homeownership Loan Program):		
7.55%, 9/1/2027 (Guaranteed; GNMA, FNMA	1,725,000	1,831,433
7.55%, 9/1/2028	1,460,000	1,482,353
Oklahoma State Industries Authority,		
Health System Revenue:		
5.75%, 8/15/2029 (Insured; MBIA)	5,160,000	5,759,592
(Prerefunded 8/15/2009)		
5.75%, 8/15/2029 (Insured; MBIA)	7,070,000	7,711,673

Oregon--3.1%

Port of Portland, International Airport Revenue		
(Portland International Airport)		
5.50%, 7/1/2024 (Insured; AMBAC)	5,000,000	5,398,450
Tigard - Tualatin School District No. 23		
5.375%, 6/15/2019 (Insured; MBIA)	3,000,000	3,337,830
Western Generation Agency, Cogeneration Project Revenue		
(Wauna Cogeneration Project):		
7.40%, 1/1/2016	5,750,000	5,837,803
7.125%, 1/1/2021	2,900,000	2,944,283

Pennsylvania--2.8%

Abington School District		
5.125%, 10/1/2034 (Insured; FSA)	4,085,000	4,407,061
Pennsylvania Economic Development Financing Authority,		
Exempt Facilities Revenue		
(Reliant Energy Seward, LLC Project)		
6.75%, 12/1/2036	7,000,000	7,564,410
York County Hospital Authority, Revenue		
(Health Center - Lutheran Social Services) 6.50%, 4/1/2021	4,250,000	4,283,405

South Carolina--2.6%

Greenville County School District , Installment Purchase Revenue (Building Equity Sooner for Tomorrow):		
5.50%, 12/1/2028	5,000	5,467
8.20%, 12/1/2028	7,810,000 c,d	9,268,830
Greenville Hospital System, Hospital Facilities Revenue 5.50%, 5/1/2026 (Insured; AMBAC)	5,000,000	5,503,100

Tennessee--4.6%

Chattanooga Health and Educational Facilities Board, Revenue (CDFI Phase I LLC Project):		
5%, 10/1/2025	2,450,000	2,452,744
5.125%, 10/1/2035	2,190,000	2,193,285
6%, 10/1/2035	1,500,000	1,528,350
Johnson City Health and Educational Facilities Board, HR:		
7.50%, 7/1/2025	5,000,000	6,017,500
7.50%, 7/1/2033	3,000,000	3,593,340
Memphis Center City Revenue Finance Corp., Tennessee Sports Facility Revenue (Memphis Redbirds) 6.50%, 9/1/2028	10,000,000	10,227,800

Texas--11.4%

Alliance Airport Authority Inc., Special Facilities Revenue (American Airlines Inc. Project) 7.50%, 12/1/2029 (Insured; FSA)	3,500,000	3,050,075
Austin Convention Enterprises Inc., Convention Center Hotel Revenue:		
5.75%, 1/1/2016	5,600,000	5,926,704
6.70%, 1/1/2028	4,000,000	4,330,400
5.75%, 1/1/2032	2,250,000	2,336,220
Brazos River Authority, PCR (TXU Energy Co. LLC Project) 6.75%, 10/1/2038	1,650,000	1,849,353
Dallas-Fort Worth International Airport Facilities Improvement Corp., Revenue:		
(Bombardier Inc.) 6.15%, 1/1/2016	2,000,000	2,020,580
(American Airlines Inc.) 6.375%, 5/1/2035	6,630,000	4,930,996
Harris County Health Facilities Development Corp., HR (Memorial Hermann Hospital System Project) 6.375%, 6/1/2029	8,500,000	9,452,935
Sabine River Authority, PCR (TXU Electric Co. Project) 6.45%, 6/1/2021	11,300,000	12,140,833
Sam Rayburn Municipal Power Agency, Power Supply System Revenue 5.75%, 10/1/2021	6,000,000	6,719,100
Texas Department of Housing and Community Affairs, Collateralized Home Mortgage Revenue 11.88%, 7/2/2024	1,800,000 c,d	1,863,882
Texas Turnpike Authority, Central Texas Turnpike System Revenue 5.75%, 8/15/2038 (Insured; AMBAC)	7,100,000	7,994,529
Tyler Health Facilities Development Corp., HR (East Texas Medical Center Regional Health Care System Project) 6.75%, 11/1/2025	3,000,000	3,005,970

Utah--.7%

Carbon County, SWDR (Sunnyside Cogeneration) 7.10%, 8/15/2023	4,027,000	4,070,411

Vermont--.3%

Vermont Housing Finance Agency, Single Family Housing 6.40%, 11/1/2030 (Insured; FSA)	1,665,000	1,680,834

Virginia--3.4%

Greater Richmond Convention Center Authority, Hotel Tax Revenue (Convention Center Expansion Project) 6.25%, 6/15/2032	10,500,000	12,109,230
Isle Wight County Industrial Development Authority, Solid Waste Disposal Facilities Revenue (Union Camp Corp. Project) 6.55%, 4/1/2024	5,000,000	5,089,000
Tobacco Settlement Financing Corp. 5.625%, 6/1/2037	2,500,000	2,571,650

Washington--3.2%

Energy Northwest, Wind Project Revenue 5.875%, 7/1/2020	3,000,000	3,219,060
Public Utility District No. 1 of Pend Orielle County, Electric Revenue 6.375%, 1/1/2015	3,755,000	3,866,749
Seattle, Water System Revenue 6%, 7/1/2029 (Insured; FGIC)	10,000,000	11,050,800

West Virginia--3.0%

Braxton County, SWDR (Weyerhaeuser Co. Project) 6.125%, 4/1/2026	14,000,000	14,708,400
West Virginia Water Development Authority, Water Development Revenue 6.375%, 7/1/2039	2,250,000	2,548,485

Wisconsin--5.7%

Badger Tobacco Asset Securitization Corp., Tobacco Settlement Revenue 7%, 6/1/2028	22,995,000	25,942,499
Madison, IDR (Madison Gas & Electric Co.) 5.875%, 10/1/2034	2,390,000	2,619,990
Wisconsin Health and Educational Facilities Authority, Health, Hospital and Nursing Home Revenue (Aurora Health Care Inc.) 6.40%, 4/15/2033	4,000,000	4,479,720

U. S. Related--1.4%

Guam Housing Corp., SFMR 5.75%, 9/1/2031 (Collateralized; FHLMC	965,000	1,108,611
Puerto Rico Highway and Transportation Authority, Transportation Revenue 6%, 7/1/2039 (Prerefunded 7/1/2010)	6,000,000 b	6,844,560

Total Investments (cost$ 793,508,235)	**148.4%**	**853,998,982**
CASH AND RECEIVABLES (NET)	**1.1%**	**6,284,609**
Preferred Stock, at Redemption Value	**-49.5%**	**(285,000,000)**
NET ASSETS	**100.0%**	**575,283,591**

Notes to Statement of Investments:

a Non-Income producing security - interest payment in default.
b Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date
c Inverse floater security-the interest rate is subject to change periodically
d Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2005 these securities amounted to $22,480,612, 3.9% of net assets
e Securities valuation policies and other investment related disclosures are hereby incorporated by reference the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.